Exhibit 21.1

Subsidiaries of the Registrant

Each of the following companies is a direct or indirect wholly-owned subsidiary of Learning Tree International, Inc.:

Subsidiary Name	Jurisdiction of Incorporation

Learning Tree International USA, Inc.	Delaware

Learning Tree International, K.K.	Japan

Learning Tree International Ltd.	United Kingdom

Learning Tree International AB	Sweden

Learning Tree International Inc.	Canada

Advanced Technology Marketing, Inc.	California

AnyWare Live, Inc.	Delaware